UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38631

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Change in Registrant’s Certifying Accountant

Cheer Holding, Inc. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Assentsure PAC (“Assentsure”) effective December 13, 2024 and that the Company has appointed Enrome LLP (the “Successor Auditors”) as successor auditors of the Company effective December 13, 2024 and for the fiscal year ending December 31, 2024.

1. The dismissal of Assentsure and the appointment of the Successor Auditors have been considered and approved by the Company’s audit committee and board of directors on December 13, 2024.

2. The audit report of Assentsure on the financial statements of the Company as of and for the years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3. During Assentsure’s term of audit engagement from August 9, 2021 to December 13, 2024, there were no disagreements with Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Assentsure’s satisfaction, would have caused Assentsure to make reference in connection with its opinion to the subject matter of the disagreement. During the years ended December 31, 2022 and 2023, and through December 13, 2024 there have been no reportable events requiring disclosures, as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.

The Company provided Assentsure with a copy of this Form 6-K and requested that Assentsure provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Assentsure’s letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through December 13, 2024, on or prior to the appointment of the Successor Auditors, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statements  Form S-8 (File No. 333-282386) and on Form F-3, as amended (File No. 333-279221), each as filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Letter from Assentsure PAC to the Securities and Exchange Commission, dated December 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
Bing Zhang Chief Executive Officer

Dated: December 13, 2024